Pricing Supplement No. 3 (To Prospectus dated November 4, 2016, Series L Prospectus Supplement dated November 4, 2016, and Product Supplement CLN-1 dated December 19, 2016) December 19, 2016	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-213265

BofA Finance LLC

Fully and Unconditionally Guaranteed by Bank of America Corporation

Commodity-Linked Notes Linked to the Bloomberg Commodity Index Roll Select Total Return, due January 26, 2018

Issuer:	BofA Finance LLC
Guarantor:	Bank of America Corporation
Pricing Date:	December 19, 2016
Issue Date:	December 27, 2016
Stated Maturity Date:	January 26, 2018
Aggregate Principal Amount:	$7,000,000
Reference Asset:	The Bloomberg Commodity Index Roll Select Total Return (Bloomberg symbol: “BCOMRST”)
Starting Value:	439.4358
Ending Value:	The closing level of the Reference Asset on the Valuation Date. If it is determined that the scheduled Valuation Date is not a Reference Asset Business Day, or if a Market Disruption Event occurs on the scheduled Valuation Date, the Ending Value will be determined as more fully described beginning on page S-27 of product supplement CLN-1.
Leverage Factor:	3
Investor Fee:	0.19% per annum, which will accrue daily (at the specified rate divided by 365) from and including the pricing date to but excluding the Valuation Date.
Treasury Rate Charge:	Applicable
Interest Rate Basis:	LIBOR
Designated Maturity:	Three Months
Interest Reset Dates:	March 27, 2017, June 26, 2017, September 26, 2017 and the Stated Maturity Date (with a longer period for the final interest period).
Interest Payment Dates:	Unless the Notes are redeemed on an earlier date, interest will be payable only at maturity.
Spread:	Minus 14 basis points
Initial Optional Redemption Date:	December 27, 2016
Upper Mandatory Redemption Trigger Level:	Not Applicable
Lower Mandatory Redemption Trigger Level:	85% of the Starting Value
NPV Factor:	Not Applicable
Bear Note:	No
Calculation Agent:	Merrill Lynch Commodities, Inc.
Listing:	No listing on any securities exchange.
CUSIP:	09709TAC5

	Per Note	Total
Public Offering Price(1)	$100,000	$7,000,000
Underwriting Discount	$ 0	$ 0
Proceeds, before expenses, to BofA Finance LLC	$100,000	$7,000,000

(1) Plus accrued interest from December 27, 2016 if settlement occurs after that date.

The Notes and the related guarantee of the Notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The Notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the Notes should consider the information in “Risk Factors” beginning on page S-8 of the accompanying product supplement, page S-4 of the prospectus supplement, and page 7 of the prospectus. You may lose some or all of your investment in the Notes.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this pricing supplement, the product supplement, the prospectus supplement, or the prospectus. Any representation to the contrary is a criminal offense.

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account. We will deliver the Notes in book-entry form only through The Depository Trust Company on December 27, 2016 against payment in immediately available funds.

We will deliver the Notes against payment therefor on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Bank of America Merrill Lynch

Selling Agent

THE REFERENCE ASSET

All disclosures contained in this pricing supplement regarding the Reference Asset, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, Bloomberg Finance L.P. Bloomberg Finance L.P. has no obligation to continue to publish, and may discontinue publication of, the Reference Asset. The consequences of Bloomberg Finance L.P. discontinuing publication of the Reference Asset are discussed in “Description of the Notes—Discontinuance of the Reference Asset” beginning on page S-28 of product supplement CLN-1. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Reference Asset or any successor index.

On April 10, 2014, Bloomberg Finance L.P. acquired the Dow Jones-UBS Commodity IndexesSM. The indexes were renamed from the “Dow Jones-UBS Commodity Index Family” to the “Bloomberg Commodity Index Family” on July 1, 2014, and their tickers were changed from “DJUBS” tickers to “BCOM” tickers. Both sets of tickers were available until July 31, 2014, and DJUBS tickers were discontinued thereafter.

The Bloomberg Commodity Index Roll Select Total Return reflects the return on a fully collateralized investment in the Bloomberg Roll Select Commodity Index Total Return (“BCOMRST”), which is a version of the Bloomberg Commodity Index that aims to mitigate the effects of contango on index performance. For each relevant commodity, BCOMRST rolls into the futures contract showing the most backwardation or least contango, selecting from those contracts with nine months or fewer until expiration. Except for the determination of the Roll Contracts, BCOMRS is calculated according to the Bloomberg Commodity Index Family Methodology. For additional information as to the BCOMRST and its selection of the relevant contracts, see the Bloomberg website, at https://www.bbhub.io/indices/sites/2/2016/01/BCOM_Roll_Select_Supplement.pdf. Information on that website is not included or incorporated by reference into this pricing supplement. For more information about the Bloomberg Commodity Index Family, see “The Reference Asset—Bloomberg Commodity Index Family” beginning on page S-31 of product supplement CLN-1.

The Bloomberg Commodity IndexSM (“BCOM”) is a proprietary index that was established on July 14, 1998 by Dow Jones & Company, Inc. (“Dow Jones”) and UBS AG (“UBS”) to provide a liquid and diversified benchmark for commodities investments. The Reference Asset is made up of 22 exchange-traded futures on physical commodities, representing 20 commodities which are weighted to account for economic significance and market liquidity. The 22 commodities that currently comprise the Reference Asset (the “Index Commodities”) are: aluminum, Brent crude oil, coffee, copper, corn, cotton, gold, HRW wheat, lean hogs, live cattle, natural gas, nickel, silver, soybean meal, soybean oil, soybeans, sugar, ULS diesel, unleaded gasoline, wheat, WTI crude oil and zinc.

License Agreement

“Bloomberg®” and “Bloomberg Commodity IndexSM" are service marks of Bloomberg Finance L.P. and its affiliates (collectively, “Bloomberg”) and have been licensed for use for certain purposes by us.

The Notes are not sponsored, endorsed, sold or promoted by Bloomberg, UBS AG, UBS Securities LLC (“UBS Securities”) or any of their subsidiaries or affiliates. None of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparties to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly. The only relationship of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates to us is the licensing of certain trademarks, trade names and service marks and of the Reference Asset, which is determined, composed and calculated by Bloomberg in conjunction with UBS Securities without regard to us or the Notes. Bloomberg and UBS Securities have no obligation to take our needs or the needs of the owners of the Notes into consideration in determining, composing or calculating the Reference Asset. None of Bloomberg, UBS AG, UBS Securities or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. None of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to the holders of the Notes, in connection with the administration, marketing or trading of the Notes. Notwithstanding the foregoing, UBS AG, UBS Securities and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by us, but which may be similar to and competitive with the Notes. In addition, UBS AG, UBS Securities and their subsidiaries and affiliates actively trade commodities, commodity indices and commodity futures (including the Bloomberg Commodity IndexSM and the Reference Asset), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indices and commodity futures. It is possible that this trading activity will affect the value of the Reference Asset and the Notes.

PS-2

This pricing supplement relates only to the Notes and does not relate to the exchange-traded physical commodities underlying any of the index components. Purchasers of the Notes should not conclude that the inclusion of a futures contract in the Reference Asset is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates. The information in this pricing supplement regarding the index components has been derived solely from publicly available documents. None of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the index components in connection with the Notes. None of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the index components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF BLOOMBERG, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE REFERENCE ASSET OR ANY DATA RELATED THERETO AND NONE OF BLOOMBERG, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NONE OF BLOOMBERG, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE REFERENCE ASSET OR ANY DATA RELATED THERETO. NONE OF BLOOMBERG, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE REFERENCE ASSET OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, TO THE MAXIMUM EXTENT ALLOWED BY LAW, BLOOMBERG, ITS LICENSORS (INCLUDING UBS), AND THEIR RESPECTIVE EMPLOYEES, CONTRACTORS, AGENTS, SUPPLIERS AND VENDORS SHALL HAVE NO LIABILITY OR RESPONSIBILITY WHATSOEVER FOR ANY INJURY OR DAMAGES—WHETHER DIRECT, INDIRECT, CONSEQUENTIAL, INCIDENTAL, PUNITIVE OR OTHERWISE—ARISING IN CONNECTION WITH THE NOTES OR THE REFERENCE ASSET OR ANY DATA OR VALUES RELATING THERETO—WHETHER ARISING FROM THEIR NEGLIGENCE OR OTHERWISE, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG BLOOMBERG, UBS SECURITIES AND US, OTHER THAN UBS AG.

HISTORICAL INFORMATION

The following graph sets forth the daily historical performance of the Reference Asset in the period from January 1, 2008 through the pricing date. This historical data on the Reference Asset is not necessarily indicative of its future performance or what the value of the Notes may be. Any historical upward or downward trend in the level of the Reference Asset during any period set forth below is not an indication that the level of the Reference Asset is more or less likely to increase or decrease at any time over the term of the Notes.

PS-3

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to BofA Finance and BAC, when the trustee has made an appropriate entry on Schedule 1 to the Master Registered Global Note dated November 4, 2016 that represents the Notes (the “Master Note”) identifying the Notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BofA Finance, and the Notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus, prospectus supplement and product supplement, all in accordance with the provisions of the indenture governing the Notes and the related guarantee, such Notes will be legal, valid and binding obligations of BofA Finance, and the related guarantee will be the legal, valid and binding obligations of BAC, subject, in each case, to the effects of applicable bankruptcy, insolvency (including laws relating to preferences, fraudulent transfers and equitable subordination), reorganization, moratorium and other similar laws affecting creditors’ rights generally, and to general principles of equity. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York and the Delaware Limited Liability Company Act and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing) as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture governing the Notes and due authentication of the Master Note, the validity, binding nature and enforceability of the indenture governing the Notes and the related guarantee with respect to the trustee, the legal capacity of individuals, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as copies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated August 23, 2016, which has been filed as an exhibit to the Registration Statement of BofA Finance and BAC relating to the Notes and the related guarantees initially filed with the Securities and Exchange Commission on August 23, 2016.

PS-4